Native American Energy Group, Inc.
108-18 Queens Blvd., Suite 901
Forest Hills, NY 11375

March 11, 2011

Mr. Sirimal R. Mukerjee
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Native American Energy Group, Inc. Amendment No. 3 to Registration Statement on Form 10 Filed February 1, 2011 File No. 0-54088

Dear Mr. Mukerjee:

By letter dated February 25, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Native American Energy Group, Inc. (the “Company,” “our Company,” “we,” “us,” “our” or “NAEG”) with its further comments on the Company’s Registration Statement on Form 10, as amended by Amendments No. 1, 2 and 3 (the “Registration Statement”). We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
We remind you of comment 1 in our letter dated January 19, 2011, and reissue such comment.  Please tell us when you expect to file your quarterly report on Form 10-Q for the quarter ended September 30, 2010.

RESPONSE:  We are still waiting for our auditors to complete their review of the Form 10-Q, which we expect to be completed by March 11, 2011. We will file the Form 10-Q immediately upon the completion of their review.

2.	It does not appear that any of your officers or directors has satisfied his beneficial ownership reporting obligations under Section 16 and Regulation 13D under the Exchange Act. Please advise.

RESPONSE:  Each of our four officers and directors filed a Form 3 on February 28, 2011 and a Schedule 13D or 13G, as applicable, on or around the date of the filing this response letter.

Business, page 1

History, page 1

3.
We note your response to comment 3 in our letter dated January 19, 2011.  In particular, we note that your response suggests that you effected an exchange of the 20 outstanding Halstead shares.  However, your revised disclosure suggests that no such exchange was ultimately consummated.  Please clarify your position.

RESPONSE:  We have revised this section to clarify that we attempted to effect an exchange of the 20 outstanding shares of Halstead common stock for our common stock. As a result of Halstead’s bankruptcy proceedings that is described in the registration statement, however, we determined that such exchange was not necessary to avoid confusion in the marketplace.

Please note that in addition to responding to the Staff’s comments, we have made revisions to our business description to clarify our disclosure in the spirit and along the lines of the comments received from the Staff thus far.

4.
Please clarify in this section the practical effect of the global lock on secondary trading in your shares.  In that regard, we note your related disclosure at page 33.  In addition, please describe the effect, if any, on your ability to issue additional shares of common stock.

RESPONSE:   We have revised this section to expand our discussion of the Global Lock’s practical effect on the secondary trading of our shares. In addition, we have disclosed that our ability to issue additional shares of common stock from our Treasury is not affected by the Global Lock.

 Strategic Approach, page 5

5.	Please provide support for your suggestion at page 5 that you have built “close-knit relationships” with native American communities. In the alternative, please remove such suggestion.

RESPONSE:  We have revised this section by deleting the reference to “close-knit relationships.”

6.
Please revise your filing to distinguish between your present operations with respect to wind power and your proposed future operations.  In that regard, the heading “NAEG is Engaged in Three Segments of Wind Power Generation” at page 7 and the related disclosure could be interpreted to suggest that you are presently engaged in the operations described.

RESPONSE:  We have revised this section to clarify that NAEG “intends to” engage in the three segments of wind power generation.

Reports to Security Holders, page 11

7.
We note your disclosure that you are not required to deliver an annual report to security holders, and your disclosure that you do not anticipate the distribution of such a report.  Please provide your analysis as to why you are not required to deliver an annual report.

RESPONSE:    This disclosure was made prior to our registration statement on Form 10 automatically becoming effective sixty (60) days after the filing of our Form 10 registration statement.  We understand that we are now subject to the periodic reporting requirements of the Exchange Act and have therefore  revised our disclosure accordingly.

Montana Oil Development – Beery #2, page 37

8.
We note your response to comment 6 in our letter dated January 19, 2011.  Please tell us your basis for your estimated production of 250 barrels of oil per day.  In addition, please tell us how this compares to your production results during flow testing.

RESPONSE:  Please be advised that the Beery #2 well is also referred to as the Beery 2-24 well in the Montana state records, and we have clarified as such in our disclosure. Our estimation is based on geological records such as completion reports, drilling records, open and cased-hole-logs, perforating systems, well treatments and information supplied by mineral royalty holders and field pumpers, which led us to believe that lateral drilling in the Beery #2 well would improve production. The Beery #2 well is located in the East Richey Oilfield.  This field had 14 vertical oil and gas wells drilled and completed. Shell’s oilfield production reports filed with the State of Montana showed recorded individual wells at rates of 200 to 1000 BOPD (barrels of oil per day). The proposed lateral for Beery #2 will be drilled directly in the center of 4 wells located in Section 24, namely the Beery 22-24, Beery31-24, Beery42-24 & Buechler 33-24.  These 4 wells have recorded production of 350 to 1000 BOPD.

Our petroleum engineer does not use flow testing as a comparison, but rather as a component of the screening process to determine if the property is a viable candidate for the Company for oil production and lateral drilling. Flow testing is then later used in conjunction with enhanced oil recovery treatments to determine formation characteristics such as gas volume, oil cut, water percentage and depletion levels. As stated above, we primarily use geological records to help us estimate oil production, not flow testing.

Security Ownership of Certain Beneficial Owners and management, page 41

9.
Please revise your beneficial ownership table to reflect the ownership by management of your outstanding preferred stock.  In that regard, please add rows to your table to provide the required disclosure related to the ownership of the preferred stock as a separate class of equity securities.  Please also disclose in this section the voting rights that are attached to such shares.

RESPONSE:   We have revised the beneficial ownership table in this section to reflect the ownership by management of the outstanding preferred stock as a separate class of securities.  In addition, we have revised the footnotes to disclose the voting rights that are attached to such shares.

Directors, Executive Officers, page 42

10.
We note your response to comment 10 in our letter dated January 19, 2011.  To the extent known, or readily ascertainable, please tell us why Ramoil Management, Ltd. did not file periodic reports during Mr. Ross’s employment with such company.  In addition, please add related risk factor disclosure, if applicable.

RESPONSE:  There is no connection between our Company and Ramoil Management, Ltd.  The only reason that Ramoil Management is even mentioned is because it is part of Mr. Ross’ employment history.  We referenced Ramoil Management’s non-filing status in order to make clear the limitations of Mr. Ross’ public company experience. Since Ramoil Management, Ltd. does not have any relation to our Company or our operations, we do not believe a risk factor with respect to Ramoil Management is appropriate for our registration statement on Form 10.

Executive Compensation, page 44

11.
Please revise your filing to provide consistent disclosure with respect to the issuance of preferred stock to your officers in connection with your transaction with Flight Management International, Inc.  In that regard, your disclosure at page 45 that the shares of preferred stock were issued to management to retain voting control does not appear to be consistent with your disclosure at page 50 that the shares were issued to the officers as an inducement for joining management of the company.

RESPONSE:  We have revised this section of the Registration Statement to provide consistent disclosure regarding the issuance of preferred stock to our officers.  The shares were issued as an inducement to our officers for joining management of the Company.

Legal Proceedings, page 47

12.
We note your response to comment 15 in our letter dated January 19, 2011.  We note that your revised disclosure omits information provided in your prior amended with respect to your legal proceedings.  Please tell us why you removed such disclosure from your amendment.  In the alternative, please revise your disclosure to include such omitted information, including, without limitation, the information relating to the relief sought.

RESPONSE:  We had revised our disclosure in order to reflect new developments in the litigation since our last filing.  In response to the Staff’s counsel, however, we have revised the Registration Statement to include our earlier disclosures as well as the updates.

Unaudited Financial Statements for the interim period ended June 30, 2010

Note 10-Stockholders’ Equity, page F-18

13.
We note during the year ended December 31, 2009 and the interim period ended June 30, 2010 you have issued common stock to extinguish liabilities, to acquire an intangible asset and for services rendered by officers and outside parties.  Further, we note per share prices assigned to the common stock issued appear to vary significantly among these transactions.  Please explain to us how you valued the common stock issued for these transactions, and how the per share prices you assigned to the common stock compares to the quoted prices.

RESPONSE: Shares issued for the acquisition of the intangible asset and services rendered were issued based upon the market value of the common stock on the date of issuance. Shares issued per debt conversion agreements were negotiated between the Company and each debt holder individually to arrive at a value that was mutually acceptable to both parties. Therefore the conversion prices were not related to the quoted price of our common stock in the market on the date of conversion and issuance.

Audited Financial Statements for the fiscal years ended December 31, 2009 and 2008

Note 11 – Stockholders’ Equity, page F-18

14.
We note your response to comment six in our comment letter dated January 19, 2011 indicating that you assigned the same per share value to both classes of stock as the preferred stock is convertible into common stock on a one for one basis.  However, we note holders of the preferred stock have voting rights on the basis of 1,000 for 1.  Please tell us why you did not consider this preferential feature when determining the value of the preferred stock.

RESPONSE:  We did not consider the voting rights of the preferred stock as a factor in determining the per share value of the preferred stock when we determined the value of the preferred stock because we based the valuation solely on the liquidation value of such shares, which is the same as for the shares of our common stock.

15.
In addition, please tell us whether the two officers who received preferred and common stock on October 23, 2009 were shareholders of Native American Energy Group, Inc. prior to the merger, and if so, indicate their percentage of ownership in the company.  Further, please tell us why a disproportionate number of preferred and common shares were issued to these two officers at the time of merger as it appears without considering the issuance of these shares, Flight management International, Inc. would be identified as the accounting acquirer.  Within your response please tell us who approved the issuance of these shares and what services the officers performed to earn these shares as compensation including the time period in which the services were performed.

RESPONSE:  The two officers who received preferred and common stock on October 23, 2009 were shareholders of Native American Energy Group, Inc. (NAEG) prior to the merger with Flight Management International Inc. (FMGM).  They each owned 457,500,000 shares for a total of 915,000,000 shares of NAEG.  These shares represented 31.95% individually or 63.91% as a group.

As per the 1 for 10,000 share exchange effected for the merger, these shareholders received 45,751 shares of FMGM (457,500,000 / 10,000 = 45,750). The extra share was issued due to a fractional share issuance.  The additional 10,000,000 common and 500,000 preferred shares issued to the two officers post merger were approved by the Pasquale Guadagno, President of FMGM, in accordance with the Plan of Merger and Merger Agreement filed as Exhibit 2.5 to this Form 10 Registration Statement. He authorized the issuance of these additional shares to the former NAEG officers as an inducement to joining the management of the surviving entity post merger.  They shares were not issued for services performed.  This disclosure is consistent with the disclosures in the Form 10 Registration Statement as well as the Plan of Merger and Merger Agreement.  See paragraph 12 of the Plan of Merger and Merger Agreement – Exhibit 2.5.

Please note that FMGM changed its name to Native American Energy Group, Inc. post merger. As a result of the merger share exchange and the issuance of the additional shares post merger, each of the two officers now own 5,045,751 shares of common stock and 250,000 shares of Series A preferred stock.

Exhibits

16.
We note your response to comment 5 in our letter dated January 19, 2011.  Please tell us why you did not file the final, executed debt conversion agreements pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: We filed a form of debt conversion agreement rather than each of the executed debt conversion agreements because they are substantially similar to each other.

17.
We note your response to comment 8 in our letter dated January 19, 2011.  Please tell us why you have not filed as an exhibit to your registration statement a written description of your oral agreement with Windaus pursuant to Item 601(b)(10) of Regulation S-K.  Please refer to Regulation S-K Compliance and Disclosure Interpretations Question 146.04, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE: We have filed as Exhibit 10.8 to the Registration Statement a written description of our oral agreement with Windaus Energy regarding the payment schedule related to the $500,000 commitment.

The Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Joseph G. D’Arrigo
Joseph G. D’Arrigo
Chief Executive Officer